Innovative Eyewear, Inc.

11900 Biscayne Blvd., Suite 630
Miami, Florida 33181

May 31, 2023

VIA EDGAR

John Danberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Innovative Eyewear, Inc.
Registration Statement on Form S-1
Filed May 26, 2023
File No. 333-272240

Dear Mr. Danberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative Eyewear, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Friday, June 2, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP